COUNTERPATH SOLUTIONS, INC.

Suite 300, One Bentall Centre

505 Burrard Street

Vancouver, BC V7X 1M3

Canada

May 24, 2007

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

USA

Attention:	Jessica Barberich

Dear Sirs/Mesdames:

Re: Counterpath Solutions, Inc. File No. 000-50346

                              In connection with your letter of May 18, 2007 with respect to the Form 8-K filed on May 15, 2007 by Counterpath Solutions, Inc. (the “Company”), the Company acknowledges and confirms that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust you find the foregoing to be in order. Should you have any questions please do not hesitate to contact the undersigned.

Yours truly,

COUNTERPATH SOLUTIONS, INC.

/s/ David Karp_____

Name: David Karp, Chief Financial Officer

CW1218826.1